780 NORTH WATER STREET MILWAUKEE, WI 53202-3590 TEL 414-273-3500 FAX 414-273-5198 www.gklaw.com

August 1, 2008

VIA EDGAR

Mr. Kevin W. Vaughn, Accounting Branch Chief

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

Marshall & Ilsley Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 001-33488

Dear Mr. Vaughn and Ms. Ebbertt:

On behalf of Marshall & Ilsley Corporation (the “Corporation”), this letter will confirm the voicemail exchange this afternoon between Ms. Ebbertt and the undersigned.  The Corporation will respond to the July 29, 2008 Comment Letter on or before August 29, 2008.  The Corporation requires this additional time to respond due to the technical accounting nature of the comments received and the fact that the Corporation is currently working on its Form 10-Q for the Fiscal Quarter Ended June 30, 2008.

Please contact Randy Erickson, Senior Vice President, Chief Administrative Officer and General Counsel of the Corporation, at (414) 765-7809, or the undersigned at (414) 287-9530, if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Christopher B. Noyes

Christopher B. Noyes

CBN:smb

cc:

Gregory A. Smith

Randall J. Erickson

Jim Sandy

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WI; WASHINGTON, DC; AND SHANGHAI, PRC

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